Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders’ meeting held on March 18, 2013, shareholders of Natixis Funds Trust I voted for the following proposal:

1.	Election of Trustees for Natixis Funds Trust I:

Nominee	Voted “FOR”	Withheld	Total Votes
Charles D. Baker	155,355,305	2,570,091	157,925,396
Edmond J. English	155,184,008	2,741,388	157,925,396
David L. Giunta	155,338,710	2,586,686	157,925,396
Martin T. Meehan	155,091,993	2,833,403	157,925,396

In addition to the Trustees named above, the following also serve as Trustees of the Trusts: Daniel M. Cain, Kenneth A. Drucker, Wendell J. Knox, Sandra O. Moose, Erik R. Sirri, Peter J. Smail, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.